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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                            (Amendment No.   2   )*
                                           ------

                               BroadVision Inc.
                    ---------------------------------------
                               (Name of Issuer)

                                 Common Stock
                    ---------------------------------------
                         (Title of Class of Securities)

                                  111412 10 2
                    ---------------------------------------
                                 (CUSIP Number)

                               December 31, 2000
                    ---------------------------------------
            (Date of Event Which Requires Filing of This Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

          [_]   Rule 13d-1(b)
          [_]   Rule 13d-1(c)
          [X]   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1745 (3-98)


                               Page 1 of 5 pages

--------------------------                                 ---------------------
  CUSIP No.  111412 10 2                13G                  Page 2 of 5 Pages
--------------------------                                 ---------------------


------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1.   I.R.S. IDENTIFICATION NO(S). OF ABOVE PERSON(S) (ENTITIES ONLY)


      Pehong Chen
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2.                                                                 (a) [_]
                                                                    (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3.


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4.

      USA
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5.
     NUMBER OF
                          57,375,000(1)
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6.

     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7.
    REPORTING
                          57,375,000(1)
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH:         8.
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9.
      57,375,000(1)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10.


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11.

      20.6%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12.
      IN
------------------------------------------------------------------------------
(1) includes 32,160,000 shares held by Pehong Chen & Adele W. Chi Trustees The Chen Family Trust dated 1/15/93 and 9,000,000 shares issuable upon exercise of options within 60 days


                     *SEE INSTRUCTION BEFORE FILLING OUT!

--------------------------                                 ---------------------
  CUSIP No.  111412 10 2                13G                  Page 3 of 5 Pages
--------------------------                                 ---------------------


------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1.   I.R.S. IDENTIFICATION NO(S). OF ABOVE PERSON(S) (ENTITIES ONLY)


      Pehong Chen & Adele W. Chi Trustees The Chen Family Trust dated 1/15/93
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2.                                                               (a) [_]
                                                                  (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3.


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4.

      California
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5.
     NUMBER OF
                          32,160,000
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6.

     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7.
    REPORTING
                          32,160,000
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH:         8.
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9.
      32,160,000
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10.


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11.

      11.9%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12.
      OO
------------------------------------------------------------------------------

                     *SEE INSTRUCTION BEFORE FILLING OUT!

ITEM 1.
           (a)  Name of Issuer
                          BroadVision Inc.

           (b)  Address of Issuer's Principal Executive Offices
                          585 Broadway
                          Redwood City, CA 94063
ITEM 2.
           (a)  Name of Person Filing
                          Pehong Chen
                          Pehong Chen & Adele W. Chi Trustees The Chen Family Trust dated 1/15/93 (the "Trust")

           (b)  Address of Principal Business Office or, if none, Residence
                          585 Broadway
                          Redwood City, CA 94063

           (c)  Citizenship
                          Pehong Chen       USA
                          Trust             California

           (d)  Title of Class of Securities
                          Common Stock

           (e)  CUSIP Number
                          111412 10 2

ITEM 3. If this statement is filed pursuant to (S)(S)240.13d-1(b), or 240. 13d-2(b) or (c), check whether the person filing is a:

              Not applicable

ITEM 4.    Ownership

        Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

           (a)  Amount Beneficially Owned:
                          Pehong Chen       57,375,000 (1)
                          Trust             32,160,000

           (b)  Percent of Class:
                          Pehong Chen       20.6%
                          Trust             11.9%

           (c)  Number of shares as to which such person has:
                (i)      Sole power to vote or to direct the vote:
                         Pehong Chen         57,375,000(1)
                         Trust               32,160,000

                (ii)     Shared power to vote or to direct the vote:
                         Pehong Chen         0
                         Trust               0


                               Page 4 of 5 pages

               (iii)    Sole power to dispose or to direct the disposition of:
                        Pehong Chen         57,375,000(1)
                        Trust               32,160,000

               (iv)     Shared power to dispose or to direct the disposition of:
                        Pehong Chen         0
                        Trust               0

     (1) Includes 32,160,000 shares held by Pehong Chen & Adele W. Chi Trustees The Chen Family Trust dated 1/15/93 and 9,000,000 shares issuable upon exercise of options within 60 days.

ITEM 5.   Ownership of Five Percent or Less of a Class

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [_].

ITEM 6.   Ownership of More than Five Percent on Behalf of Another Person
               Not Applicable

ITEM 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
               Not Applicable

ITEM 8.   Identification and Classification of Members of the Group
               Not Applicable

ITEM 9.   Notice of Dissolution of a Group
               Not Applicable

ITEM 10.  Certification
               Not Applicable


                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                   February 12, 2001
                                    --------------------------------------------
                                                          Date


                                                  /s/ Pehong Chen
                                    --------------------------------------------
                                                       Signature

                                                       Pehong Chen
                                    --------------------------------------------
                                      Individually and as Trustee of The Chen
                                            Family Trust dated 1/15/93

                               Page 5 of 5 Pages